Exhibit 4.3

CO-OBLIGOR SUPPLEMENTAL INDENTURE

CO-OBLIGOR SUPPLEMENTAL INDENTURE (this “Co-Obligor Supplemental Indenture”), dated as of July 30, 2004, among Duane Reade Inc., a Delaware corporation (as successor by merger to Duane Reade Acquisition Corp.) (the “Company”), Duane Reade, a New York general partnership (“Duane Reade GP”) and U.S. Bank National Association, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company and the Trustee are parties to an indenture, as supplemented (the “Indenture”), dated as of July 30, 2003, providing for the issuance of 9.75% Senior Subordinated Notes due 2011 (the “Notes”);

WHEREAS, Section 4.17 of the Indenture provides that the Company shall cause Duane Reade GP to execute this Co-Obligor Supplemental Indenture;

WHEREAS, Section 9.01 of the Indenture provides that, without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may modify, supplement or amend the Indenture to add an additional obligor under the Indenture;

WHEREAS, Duane Reade GP wishes to become a co-obligor with the Company of all the obligations under the Notes and the Indenture;

WHEREAS, pursuant to the Indenture the Company, Duane Reade GP and the Trustee have agreed to enter into this Co-Obligor Supplemental Indenture for the purposes stated herein; and

WHEREAS, all things necessary have been done to make this Co-Obligor Supplemental Indenture, when executed and delivered by the Company and Duane Reade GP, the legal, valid and binding agreement of the Company and Duane Reade GP, in accordance with its terms.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, Duane Reade GP and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

(1)           Capitalized Terms.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

(2)           Co-Obligor.  Duane Reade GP hereby agrees to become a co-obligor with the Company of all the obligations under the Notes and the Indenture pursuant to the terms and conditions of the Indenture, and Duane Reade GP agrees to be bound as a co-obligor under the Indenture as if it had been an initial signatory thereto.

(3)           GOVERNING LAW.  THIS CO-OBLIGOR SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD INDICATE THE APPLICABILITY OF THE LAWS OF ANY OTHER JURISDICTION.

(4)           Counterparts.  The parties may sign any number of copies of this Co-Obligor Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

(5)           Effect of Headings.  The section headings herein are for convenience only and shall not affect the construction hereof.

(6)           The Trustee.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Co-Obligor Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company and Duane Reade GP.

IN WITNESS WHEREOF, the parties hereto have caused this Co-Obligor Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: July 30, 2004

DUANE READE, INC. (as successor by merger to Duane Reade Acquisition Corp.), a Delaware corporation

By:	/s/ Michelle D. Bergman
	Name:	Michelle D. Bergman
	Title:	Assistant Secretary

DUANE READE, a New York general partnership

By:	Duane Reade, Inc., as General Partner

By:	/s/ Michelle D. Bergman
	Name:	Michelle D. Bergman
	Title:	Assistant Secretary

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Elizabeth C. Hammer
Authorized Signatory